Exhibit (a)(5)(xix)

EFILED: SEP 05 2014 06:11PM EDT TRANSACTION ID 55984840 CASE NO. 10096-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JANINA MILLER, On Behalf of
Herself and All Others Similarly
Situated,

Plaintiff,

v.

INTERMUNE, INC., DANIEL G.
WELCH, JEAN-JACQUES
BIENAIME, LOUIS DRAPEAU,
LARS G. EKMAN, JAMES I.
HEALY, DAVID S. KABAKOFF,
ANGUS C. RUSSELL, FRANK
VERWIEL, ROCHE HOLDINGS,
INC., and KLEE ACQUISITION
CORPORATION,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. __________

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.           This is a class action brought on behalf of the public stockholders of InterMune, Inc. (“InterMune” or the “Company”) against InterMune and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on August 24, 2014 (the “Proposed Transaction”), pursuant to which InterMune will be acquired by Roche Holdings, Inc. (“Parent”) and Parent’s wholly-owned subsidiary, Klee Acquisition Corporation (“Merger Sub,” and together with Parent, “Roche”).
2.           On August 22, 2014, the Board caused InterMune to enter into a definitive agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer to acquire all of the shares of InterMune’s common stock (the “Tender Offer”) for $74.00 per share in cash. Following the consummation of the Tender Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.
3.           The Proposed Transaction is the product of a flawed process and deprives InterMune’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, InterMune and Roche aided and abetted the Individual Defendants’ breaches of fiduciary duties.
4.           Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete and misleading disclosures in the Solicitation

Statement filed on Form SC 14D9 (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) on August 29, 2014. The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction
5.           Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

6.           Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of InterMune common stock.
7.           Defendant InterMune is a Delaware corporation and maintains its principal executive offices at 3280 Bayshore Boulevard, Brisbane, CA 94005. The Company is a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. In pulmonology, the Company is focused on therapies for the treatment of idiopathic pulmonary fibrosis (“IPF”), a progressive, irreversible, unpredictable and ultimately fatal lung disease. InterMune’s research programs are focused on the discovery of targeted, small-molecule therapeutics and biomarkers to treat and monitor serious pulmonary and fibrotic diseases. InterMune’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “ITMN.”

8.           Defendant Daniel G. Welch (“Welch”) has served as Chairman, Chief Executive Officer (“CEO”) and President of the Company since May 2008, and as President and CEO of the Company and a member of the Board since September 2003.
9.           Defendant Jean-Jacques Bienaimé (“Bienaimé”) has served as a director of InterMune since March 2012. According to the Company’s Annual Proxy Statement filed with the SEC on Form DEF 14A on April 18, 2014 (the “2014 Proxy”), Bienaimé is a member of the Company’s Compensation Committee and Corporate Governance, Nominating and Compliance Committee.
10.           Defendant Louis Drapeau (“Drapeau”) has served as a director of InterMune since September 2007. According to the 2014 Proxy, Drapeau is a member of the Company’s Audit Committee and Compensation Committee.
11.           Defendant Lars G. Ekman (“Ekman”) has served as a director of InterMune since September 2006 and as Lead Independent Director since May 2008. According to the 2014 Proxy, Ekman is a member of the Company’s Corporate Governance, Nominating and Compliance Committee and Science Committee.
12.           Defendant James I. Healy (“Healy”) has served as a director of InterMune since April 1999 and served as the Chairman of the Board from October 1999 through January 2000. According to the 2014 Proxy, Healy is a member of the Company’s Corporate Governance, Nominating and Compliance Committee and Science Committee.
13.           Defendant David S. Kabakoff (“Kabakoff”) has served as a director of InterMune since November 2005. According to the 2014 Proxy, Kabakoff is a member of the Company’s Audit Committee, Corporate Governance, Nominating and Compliance Committee, and Science Committee.
14.           Defendant Angus C. Russell (“Russell”) has served as a director of InterMune since October 2011. According to the 2014 Proxy, Russell is a member of the Company’s Audit Committee and Corporate Governance, Nominating and Compliance Committee.
15.           Defendant Frank Verwiel (“Verwiel”) has served as a director of InterMune since March 2012. According to the 2014 Proxy, Russell is a member of the Company’s Audit Committee and Compensation Committee.
16.           The defendants identified in paragraphs eight through fifteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of InterMune, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of InterMune.
17.           Each of the Individual Defendants at all relevant times had the power to control and direct InterMune to engage in the misconduct alleged herein. The

Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all InterMune stockholders.
18.           Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
19.           The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
20.           Defendant Parent is a Delaware corporation with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080, and is the holding company for the U.S. operations and financing activities of the Swiss healthcare company F. Hoffmann-La Roche AG.
21.           Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

22.           Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of herself and the other public stockholders of InterMune (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
23.           This action is properly maintainable as a class action.
24.           The Class is so numerous that joinder of all members is impracticable. As of the close of business on August 19, 2014, there were approximately 108,313,171 shares of InterMune common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.
25.           Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.
26.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
27.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.
28.           Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

The Background of the Company

29.           InterMune is a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. In pulmonology, the Company is focused on therapies for the treatment of IPF, a progressive and fatal lung disease. Pirfenidone is marketed by InterMune in the EU and Canada as Esbriet®. Pirfenidone is not approved for marketing in the United States yet, but the Company announced that it planned to resubmit the pirfenidone New Drug Application (“NDA”) to the United States

Food and Drug Administration (the “FDA”) early in the third quarter of 2014 to support regulatory registration in the United States. InterMune’s research programs are focused on the discovery of targeted, small-molecule therapeutics and biomarkers to treat and monitor serious pulmonary and fibrotic diseases.
30.           Pirfenidone is currently approved for marketing in the European Union and Canada and is in Phase 3 clinical trials in the United States. The prospects for bringing the drug to market in the United States are promising. The results of a study performed in February 2014 and published in the New England Journal of Medicine in May 2014 indicate that treatment with pirfenidone led to a 47.9% reduction in the number of patients who either died or saw the amount of air they could exhale decline 10%. In July 2014, the FDA granted pirfenidone Breakthrough Therapy Designation. This designation is reserved for drugs that are intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. According to the New York Times, perfenidone could receive drug approval in the U.S. by November 23, 2014, and analysts expect that global sales could eventually exceed $1 billion
31.           On May 1, 2014, InterMune issued a press release wherein it announced its financial results for the first quarter of 2014. Among other things,

InterMune reported pirfenidone revenue in the first quarter of 2014 of $30.3 million, compared with $10.5 million in the same quarter a year earlier, an increase of 188 percent. Sequentially, pirfenidone revenue in the first quarter of 2014 increased 18 percent from $25.7 million in the fourth quarter of 2013. Pirfenidone is InterMune’s product marketed in Europe and Canada for the treatment in adults of mild-to-moderate IPF. With respect to these impressive results, Individual Defendant Welch commented:
Our commercial momentum continues, with sequential quarterly revenue growth of 18 percent in the first quarter of 2014 – one of the few quarters in which Esbriet was not launched in a new country since the initial launch in September 2011. Based on our solid first quarter results, we today raised our 2014 revenue guidance to a range of $130-$140 million. This represents potential growth of approximately 85 to 100 percent from Esbriet revenue of $70.3 million in 2013. With the April 1 approval of pricing and reimbursement in the Netherlands, Esbriet is now reimbursed and launched in 14 of our original 15 top-priority markets in Europe.

(Emphasis added).

32.           On August 6, 2014, InterMune issued a press release wherein it announced its financial results for the second quarter of 2014. Among other things, InterMune reported pirfenidone revenue in the second quarter of 2014 of $35.7 million, compared with $14.4 million in the second quarter of 2013, an increase of 148 percent. Sequentially, pirfenidone revenue in the second quarter of 2014 increased 18 percent from $30.3 million in the first quarter of 2014. With respect to this news, Individual Defendant Welch commented:

We are pleased to report an exceptionally strong quarter with excellent progress demonstrated in all areas of our business. We had a substantial presence at the International Conference of the American Thoracic Society, where the ASCEND Phase 3 results were presented and simultaneously published in the New England Journal of Medicine. We announced in early July that the pirfenidone NDA resubmission had been accepted by the FDA and assigned a target PDUFA date of November 23, 2014. On July 17 the FDA assigned Breakthrough Therapy Designation status for pirfenidone. We recently accelerated our preparations for the potential U.S. launch of pirfenidone to be prepared to launch in Q4 2014, versus our previous plan of Q1 2015. We achieved continued Esbriet revenue growth in Europe and Canada and made strong progress with our pirfenidone life cycle management programs and our anti-fibrotic research programs.

(Emphasis added).

Background of the Proposed Transaction

33.           The process leading up to the Proposed Transaction was unfairly tilted in favor of Roche to the detriment of the Company’s public stockholders.
34.           According to the Solicitation Statement, in March 2009, the Company engaged Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor to explore a potential partnership or other strategic transaction. Goldman Sachs then began a private process to solicit indications of interest for a partnership for the European rights to pirfenidone or other strategic transactions, contacting a number of pharmaceutical and biotechnology companies with potential interest. The Company ultimately decided not to pursue the process further, and instead continued to focus on securing regulatory approval for pirfenidone in Europe, Canada and the United States.

35.           In early 2011, the Board decided to revisit the private process it had begun in 2009, this time focusing on potential strategic transactions including sale transactions. Goldman Sachs contacted approximately thirty companies with potential interest in exploring an acquisition of the Company. Parent was the only participant that provided a preliminary indication of interest, but the Solicitation Statement fails to disclose the terms of the indication of interest.
36.           In February 2014, an undisclosed member of the Board, identified as “Director A,” who is also an executive at “Company A,” expressed to Individual Defendant Welch that if the Company determined to undertake a strategic transaction process, Company A was interested in participating in such a process. Following this discussion, Director A recused himself from subsequent Board discussions regarding valuation of the Company and presentations from the Company’s financial advisors.
37.           The Board (excluding Director A) met in late February to discuss the expression of potential interest from Company A. The Board asked its legal advisor, Cravath, Swaine & Moore LLP (“Cravath”), Goldman Sachs, and Centerview Partners LLC (“Centerview”) to assist in preparation for any such expression of potential interest. The Solicitation Statement does not disclose the reason the Board engaged an additional investment banker in connection with the sales process.

38.           In May 2014, the Company presented the full results of the ASCEND study at the ATS Conference and announced that it had resubmitted its pirfenidone NDA to the FDA. Following the ATS Conference, in May 2014, Welch was contacted by business development executives of Parent and Company B, each noting the favorable trial results. The representatives of Parent and Company B suggested that they may contact the Company in the near future regarding their potential interest in a transaction with the Company.
39.           On May 30, 2014, the Board met (with Director A recusing himself) and discussed the contacts with Parent and Company B. The Board and Director A agreed that it would be beneficial to form an executive committee of the Board (the “Executive Committee”), comprised of all directors other than Director A. In June 2014, the Board approved the formation of the Executive Committee.
40.           At the end of June 2014, an executive from Company C contacted Welch noting the favorable trial results and suggesting that Company C may be in touch in the future regarding the possibility of exploring a transaction with the Company. On July 18, 2014, Dr. Severin Schwan (“Schwan”), CEO of Roche, contacted Welch to arrange a meeting, which was held on July 25, 2014. During that meeting, Schwan indicated that Roche was interested in engaging in discussions with the Company concerning the potential acquisition of the Company by Parent. On July 26, 2014, the Board received a letter from Parent outlining Parent’s interest in acquiring the Company for $70.00 per share in cash (the “Offer Letter”).
41.           On August 1, 2014, Welch was contacted by a U.S. based executive of Company C. The executive informed Welch that Company C would be interested in discussing a potential acquisition of the Company at an indicative value of $57.00 per share in cash (the “Company C Proposal”). Later that day, the Executive Committee met, during which Welch apprised the other members of the Executive Committee of the Company C Proposal received earlier that day. The Executive Committee concluded that it would not provide Company C access to non-public due diligence. The Executive Committee also determined that it would not solicit interest from Company A, despite the fact that Director A informed the Company that Company A was interested in a transaction with the Company. The Executive Committee further determined that it would not solicit interest from additional parties at that time because of, among other reasons, the concern regarding the negative impact of leaks on the Company’s launch preparation of pirfenidone.
42.           On August 4, 2014, Welch informed Schwan that Parent’s proposal of $70.00 per share would not be acceptable to the Board, but that the Board was willing to begin engagement and due diligence on this basis. Later that day, Cravath sent a draft confidentiality agreement and a draft Merger Agreement to

Davis Polk & Wardwell LLP (“Davis Polk”), Parent’s legal counsel. The initial draft Merger Agreement provided for a post-signing, go-shop period, and a two-tiered termination fee of up to 2.0% of the Company’s equity value. On August 6, 2014, Parent executed a confidentiality agreement and the Company began to provide Parent with due diligence access.
43.           On August 13, 2014, rumors of a possible offer or transaction to acquire the Company were publicly reported. Despite this information leak, the Company did not solicit interest from other parties to maximize stockholder value, as it did in 2009 and 2011.
44.           Between August 13 and 15, 2014, the Company received inquiries from Company B, Company D, and two other global life sciences companies, expressing their interest in a potential transaction with the Company. The Company, however, did not enter into confidentiality agreements with any of these companies or provide them with due diligence.
45.           On August 15, 2014, Schwan proposed a price increase to $74.00 in cash per share of Company common stock. Later that day, Davis Polk sent a mark-up of the draft Merger Agreement to Cravath. Among other changes, this draft removed the go-shop provisions, added a five business day match right for Parent, and provided for a termination fee of 4.0% of the Company’s equity value.

46.           On August 18, 2014, Welch had a telephone conversation with the business development executive at Company D, during which the executive indicated that Company D may have an interest in exploring a transaction. Also, prior to the Company’s regularly scheduled August 19, 2014 Board meeting, Director A again told Welch that Company A would like to participate if there was a formal sale process.
47.           Also on August 18, 2014, Schwan told Welch that he wanted Welch to stay on for some period of time to assist in the integration and transition efforts after the Proposed Transaction is consummated.
48.           On August 19, 2014, the Executive Committee held a meeting. The representatives from Centerview and Goldman Sachs reviewed with the Executive Committee a financial forecast that was adjusted by Company management following the August 1, 2014 Executive Committee meeting and based on the scenarios discussed at that meeting. The Executive Committee also discussed analyses previously provided to the Board in December 2013 by a company hired to consult on the U.S. launch planning for pirfenidone, including strategic investment planning and brand building. The Solicitation Statement fails to provide those analyses, however. The Executive Committee also discussed the expedited timeline that Parent desired to pursue and noted that Company B, Company C, and Company D were not likely in a position to move on a timeline approaching that of

Parent. Despite the lack of a robust sales process, the Executive Committee also agreed to forgo a go-shop period. In addition, Welch informed the Executive Committee that Schwan indicated that he wanted Welch to stay on to assist in the integration and transition efforts if the Proposed Transaction was consummated.
49.           On August 21, 2014, for reasons unexplained in the Solicitation Statement, Welch had a telephone conversation with Director A where they discussed the terms of the Proposed Transaction. Director A indicated that he was supportive of the transaction and received the information and analyses considered by the other directors.
50.           On August 22, 2014, the Board held a meeting, during which representatives of Centerview and Goldman Sachs reviewed with the entire Board their respective financial analyses and rendered their opinions that the consideration to be paid to holders of shares of Company common stock was fair, from a financial point of view, to such holders.
51.           The Board then adjourned the meeting to enable Welch and Cravath to resolve the remaining open points, at which point the Board reconvened and received an update on the resolution of the open points. After further discussion, the Board approved the Merger Agreement. The parties executed the Merger Agreement later that night and, on August 24, 2014, the parties issued a joint press release announcing the transaction and their execution of a definitive merger agreement.
The Proposed Transaction

52.           Despite the Company’s prospects for future growth and success, the Company entered into the Merger Agreement on August 22, 2014, pursuant to which Merger Sub will commence the Tender Offer to acquire all of the shares of the Company’s common stock for a purchase price of $74.00 per share. Following the completion of the Tender Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.
53.           The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Roche owns at least 50% of the outstanding Company common stock, Roche will execute a short-form merger, which will not require the consent of the Company’s stockholders.
54.           To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Roche and are calculated to unreasonably dissuade potential suitors from making competing offers.
55.           For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 5.03 of the Merger Agreement that prohibits the

Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.03(a) of the Merger Agreement states:
(a) The Company shall not, nor shall it authorize or permit any Company Subsidiary or any of its or their respective Representatives to, (A) directly or indirectly solicit, initiate or knowingly facilitate or encourage the submission of any Company Takeover Proposal or any inquiry relating thereto, (B) enter into any agreement or understanding with respect to any Company Takeover Proposal or (C) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to or in connection with, or take any other action intended to facilitate or encourage the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.

56.           Relatedly, Section 5.03(b) of the Merger Agreement provides that the Company must cease any existing discussions or negotiations regarding a proposal to acquire the Company.
57.           Section 5.03(a) of the Merger Agreement further provides that the Company may not waive or fail to enforce any standstill or “similar agreement:”
To the extent consistent with its fiduciary duties, the Company Board shall not authorize or permit the Company or any Company Subsidiary, or any of their respective Representatives, to fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any capital stock of the Company or any of the Company Subsidiaries (and to the extent any such waiver or release is granted or such standstill or similar agreement is not enforced, the standstill provisions of the Confidentiality Agreement shall be deemed to be correspondingly waived or released or shall not be enforced, as applicable). It is agreed that any violation of the restrictions on the Company set forth in this Section 5.03 by any Representative of the Company or any of the Company Subsidiaries acting with the authority of the Company or any Company Subsidiary shall be a breach of this Section 5.03 by the Company.

58.           Further, pursuant to Section 5.03(d) of the Merger Agreement, the Company must advise Roche, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 5.03(d) of the Merger Agreement states:
(d) The Company shall as promptly as practicable (and in any event within 24 hours after receipt thereof) notify Parent of any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal, which notice shall include the identity of the Person making any such Company Takeover Proposal or inquiry and the material terms thereof. The Company shall keep Parent reasonably informed of the status of any such Company Takeover Proposal or inquiry (including promptly informing Parent of any change to the material terms or conditions thereof).

59.           Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Roche a “matching right” with respect to any “Superior Proposal” made to the Company. The matching right provision is particularly troublesome, given the fact that the Company must be granted at least three business days, and up to at least five business days, to make a matching proposal. Specifically, Section 5.03(f) of the Merger Agreement provides:
(f) The Company Board shall not make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(g) unless (A) the Company shall have provided Parent with written notice at least three business days before taking that action setting forth the Company’s intention to take such action and containing (x) if such action is intended to be taken in response to a Superior Company Proposal, a copy of the most current version of the proposed agreement under which the transaction contemplated by such Superior Company Proposal is proposed to be consummated and the identity of the Person making the Superior Company Proposal or (y) if such action is intended to be taken in circumstances involving an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, and (B) Parent does not make, within the foregoing three business day period, a binding proposal to amend or modify this Agreement that (x) in the case of any action intended to be taken in response to a Superior Company Proposal, is in the good faith judgment of the Company Board at least as favorable to the stockholders of the Company as such Superior Company Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Company Proposal shall require a new written notification from the Company and a new two business day period under this Section 5.03(f)), or (y) in the case of any action intended to be taken in circumstances involving an Intervening Event, obviates the need for taking such action. During any such three or two business day period referred to in the preceding sentence, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent with respect to any revisions proposed by Parent to the terms of this Agreement and the Transactions.

60.           Further locking up control of the Company in favor of Roche is Section 6.07 of the Merger Agreement, which contains a provision for a “Termination Fee” of $266 million, payable by the Company to Roche if the

Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.
61.           By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

InterMune’s Longstanding Relationship with Roche

62.           InterMune has a longstanding business relationship with Roche. In 2006, Roche entered into an exclusive License and Collaboration Agreement (the “2006 Agreement”) with the Company for the exclusive worldwide development and commercialization of InterMune’s hepatitis C virus protease inhibitor program. Upon entering into the 2006 Agreement, InterMune received an upfront payment of $60 million, and a $10 million milestone payment along with the rights to receive additional payments upon the achievement of certain clinical and commercialization milestones. During the term of the 2006 Agreement, InterMune received additional milestone payments totaling $45 million.
63.           The 2006 Agreement terminated in October 2010 and simultaneously Roche and InterMune announced that InterMune had sold to Roche its worldwide development and commercialization rights for danoprevir for $175 million in cash. It is this pre-existing relationship and the benefits that the Board will receive under the Proposed Transaction that led the Individual Defendants to agree to the faulty process and a deal that ultimately undervalues the Company.

The Individual Defendants’ Conflicts of Interest

64.           The Solicitation Statement states that Welch, InterMune’s Chairman and CEO, has been offered employment at least through the transition period following the Proposed Transaction. In addition, as a result of the Proposed Transaction, Welch is entitled to receive $25,414,303 in accelerated stock options and $10,785,500 in InterMune restricted stock units. Thus, Welch had an incentive to recommend and approve the Proposed Transaction due to his own personal gain and not in consideration of the best interests of InterMune and InterMune’s public stockholders.
65.           Similarly, instead of attempting to maximize stockholder value, the other Individual Defendants have decided to pursue their own interests and will reap significant benefits not shared with public stockholders as a result of the accelerated vesting of their stocks options.

The Inadequate Offer Price

66.           The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of InterMune is materially in excess of the amount offered in the Proposed Transaction.

67.           The fairness opinion of the Company’s two financial advisors, Goldman Sachs and Centerview, evidences that the price is unfair. For example, Centerview’s Selected Comparable Public Company Analysis and Selected Precedent Transaction Analysis both indicate valuations for the Company above the merger consideration. Similarly, Goldman Sachs’ Premia Paid Analysis, Illustrative Present Value of Future Share Price Analysis, and Illustrative Discounted Cash Flow Analysis all indicate that the Company’s value is higher than the merger consideration. In fact, Goldman Sachs’ Illustrative Present Value of Future Share Price Analysis indicates a per share valuation as high as $124.23 for the Company.
68.           Furthermore, the Proposed Transaction consideration fails to adequately compensate the Company’s stockholders for the significant synergies created by the merger. According to Schwan, Parent’s CEO:
We are very pleased that we reached this agreement with InterMune. Our offer provides significant value to InterMune’s shareholders and this acquisition will complement Roche’s strengths in pulmonary therapy. We look forward to welcoming InterMune employees into the Roche Group and to making a difference for patients with idiopathic pulmonary fibrosis, a devastating disease.

69.           Commenting on the Proposed Transaction, Individual Defendant Welch added:
This merger recognizes the significant value created by our team’s commitment, hard work and execution for more than a decade to develop and commercialize treatment options for IPF patients and their families. Roche shares our passion and commitment to the IPF community and to ensuring that pirfenidone is available as quickly as possible to patients in the United States, pending FDA approval. Roche’s global resources and scale will not only facilitate and accelerate our ability to deliver pirfenidone to more patients around the world, but also to realize our joint vision to bring additional innovative therapies to patients with respiratory diseases.

70.           Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.
71.           As a result, the defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their InterMune common stock in the Proposed Transaction.

The Materially Incomplete and Misleading Solicitation Statement

72.           Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information that must be disclosed to InterMune’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.
73.           The Solicitation Statement omits material information with respect to the Company’s financial forecasts, the opinions and analyses of InterMune’s financial advisors, Centerview and Goldman Sachs, and the process and events leading up to the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to InterMune’s stockholders.
74.           For example, with respect to the Company’s financial forecasts, the Solicitation Statement fails to disclose the differences in assumptions regarding management forecasts that led to the disparity between Centerview’s and Goldman Sachs’ cash flow calculation and discounted cash flow modeling approaches. Further, the Solicitation Statement fails to disclose, on a line item basis, the following items: (i) Projected sales and product related expenses of pirfenidone in the U.S.; (ii) Projected sales and product-related expenses of pirfenidone in Canada; (iii) Projected worldwide corporate general and administrative expenses; (iv) Capital expenditures, depreciation, and amortization; (v) Overhead research and development expenses; (vi) Current and projected net operating losses; and (vii) The estimated value of InterMune’s identified pipeline programs.
75.           With respect to Centerview’s Selected Comparable Public Company Analysis, the Solicitation Statement fails to disclose the observed company-by-company pricing multiples and financial metrics Centerview examined, and the analysis provides no summary of fully diluted shares outstanding, cash, debt, equity value, or enterprise value. Moreover, the Solicitation Statement fails to indicate how many peer multiples were deemed “not meaningful” by Centerview and excluded because they exceeded 25x.
76.           With respect to Centerview’s Selected Precedent Transactions Analysis, the Solicitation Statement fails to disclose Centerview’s objective selection criteria as well as transaction-by-transaction enterprise values, pricing multiples, and financial metrics. The Solicitation Statement also does not disclose whether any metric beyond two-year forward multiples was examined by Centerview.
77.           With respect to Centerview’s Sum of the Parts Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose the pipeline comparable companies selected by Centerview or the quantitative information reviewed by Centerview with respect to these companies. The Solicitation Statement also does not provide InterMune’s projected cash balance as of September 2014. Additionally, the Solicitation Statement does not explain the qualifier “fully taxed,” nor does it indicate the type of discount rate applied, i.e. whether it is weighted average cost of capital or cost of equity. Similarly, the assumptions used to derive the discount range are not adequately explained.
78.           With respect to Goldman Sachs’ Selected Companies Analysis, the Solicitation Statement fails to disclose the observed the company-by-company pricing multiples and financial metrics examined by Goldman Sachs. Additionally, the Solicitation Statement does not indicate how many peer multiples were deemed “not meaningful” by Goldman Sachs and excluded because they exceeded 50x.
79.           With respect to Goldman Sachs’ Premia Paid Analysis, the Solicitation Statement fails to disclose transaction-by-transaction premia, transaction values, multiples, and other financial metrics analyzed by Goldman Sachs. Additionally, if multiples were not examined, then the Solicitation Statement fails to disclose why only premia was reviewed by Goldman Sachs.
80.           With respect to Goldman Sachs’ Illustrative Present Value of Future Share Price Analysis, the Solicitation Statement fails to indicate the basis for the range of one-year-forward multiples selected by Goldman Sachs, particularly given that the Solicitation Statement only indicates that Goldman Sachs examined three-year forward multiples. Additionally, the Solicitation Statement does not indicate the present value of Net Operating Losses or other assumptions utilized by Goldman Sachs.
81.           With respect to Goldman Sachs’ Illustrative Discounted Cash Flow Analysis, the Solicitation Statement fails to identify, quantify, and provide the source of the assumptions Goldman Sachs used to derive the selected Weighted Average Cost of Capital range. Additionally, the Solicitation Statement fails to disclose the September 2014 projected balances of cash, short-term investments, and indebtedness.

82.           The Solicitation Statement also fails to disclose information concerning the background leading up to the Proposed Transaction. For example, the Solicitation Statement fails to disclose: (i) the details of the consultant’s analysis of the launch of pirfenidone discussed by the Executive Committee on August 19, 2014, and why the Executive Committee rejected that analysis, including whether the analysis anticipated revenues from the sale of pirfenidone that were higher than those anticipated by management’s forecasts; (ii) the reason, after it was publicly revealed that the Company was engaged in conversations about a strategic transaction, the Board failed to solicit indications of interest from any bidders other than Roche; (iii) whether Companies A, B, C, or D were among the thirty companies contacted in early 2011 about a potential strategic transaction; and (iv) the reason the Company engaged two financial advisors and obtained two fairness opinions, and how responsibilities were apportioned between Centerview and Goldman Sachs: and (v) the terms of Parent’s preliminary indication of interest in 2011.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

83.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

84.           As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of InterMune’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance InterMune’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of InterMune’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of InterMune; and (f) disclose all material information to the Company’s stockholders.
85.           The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.
86.           As alleged herein, the Individual Defendants have initiated a process to sell InterMune that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of InterMune at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of InterMune’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.
87.           As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.
88.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure
Against the Individual Defendants)

89.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.
90.           The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.
91.           The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

92.           The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.
93.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties
Against InterMune and Roche)

94.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.
95.           Defendants InterMune and Roche knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, InterMune provided, and Roche obtained, sensitive non-public information concerning InterMune and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

96.           As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their InterMune shares.
97.           Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:
A.           Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;
B.           Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;
C.           In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;
D.           Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;
E.           Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.           Granting such other and further relief as this Court may deem just and proper.

Dated:	September 5, 2014	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) Jeremy J. Riley (#5791) 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310
Attorneys for Plaintiff